Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SITIME CORPORATION

SiTime Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

A.    The name of the corporation is SiTime Corporation (the “Company”). The original Certificate of Incorporation of the Company was filed with the Secretary of State of Delaware on December 3, 2003 and most recently amended and restated pursuant to an Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on November 18, 2014.

B.    The Amended and Restated Certificate of the Company in the form attached hereto as Exhibit A has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware by the directors and sole stockholder of the Company.

C.    The text of the Company’s existing Certificate of Incorporation is amended and restated to read in full as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Company on this 18th day of October, 2019.

SITIME CORPORATION

By:	/s/ Rajesh Vashist
Rajesh Vashist, Chief Executive Officer

EXHIBIT A

FIRST: The name of the corporation is SiTime Corporation (the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is GKL Registered Agents, Inc., 3500 South Dupont Highway, Dover, Delaware 19901, Kent County.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The Corporation is authorized to issue one class of shares to be designated “Common Stock.” The number of shares of Common Stock authorized to be issued is Two Hundred Million (200,000,000) with a par value of $0.0001 per share.

Upon the effectiveness of this Amended and Restated Certificate of Incorporation, each outstanding share of Common Stock shall be, and hereby is, split and reconstituted into Thirty Thousand (30,000) fully paid and non-assessable shares of Common Stock.

FIFTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation.

SIXTH: The election of directors need not be by written ballot unless a stockholder demands election by written ballot at the meeting and before the voting begins or unless the bylaws of the Corporation so provide.

SEVENTH:

(A)    To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

(B)    The Corporation shall indemnify to the fullest extent permitted by Delaware law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative (a “Proceeding”), by reason of the fact that he or she, his or her testator or interstate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as director or officer at the request of the Corporation of any predecessor to the Corporation, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

(C)    Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article would accrue or arise, prior to such amendment, repeal of adoption of an inconsistent provision.

(D)    The Corporation may retain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expenses, liability or loss under the Delaware General Corporation Law.

EIGHTH: The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Amended and Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

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